November 30, 2012

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur-Pedic International Inc.

Form 10-K for the year ended December 31, 2011

Form 10-Q for the quarter ended September 30, 2012

Definitive Proxy Statement on Schedule 14A

        File No. 1-31922

Dear Mr. Decker:

Set forth below are the responses of Tempur-Pedic International Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated November 21, 2012, with respect to the financial statements and disclosures contained in the above referenced reports (the “Subject Reports”) filed by the Company. To ease your review, we have repeated the Staff’s comments below in bold print and followed each comment with our response.

I.	Responses to Comment Letter dated November 21, 2012

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 27

1.	We note your response to comment three from our letter dated November 6, 2012. While we agree that your
Form 10-K for the year ended December 31, 2011 indicated that the introduction of the TEMPUR-Cloud collection was the primary reason for the $69.5 million increase in international retail sales for the period, your disclosures did not quantify the sales impact of this new product launch. Furthermore, it appears that your disclosures regarding international gross profit, selling and marketing expenses, general, administrative, and other expenses do not quantify the impact that this new product launch had upon each of these line items. Please show us how you will revise your future filings accordingly.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, where the Company provides references to new product launches, we will quantify the impact on net sales and gross profit. The Company does not allocate operating expenses to specific products, including new product launches. As noted in our response to comment #2 from the Staff’s November 6, 2012 Comment Letter, where the Company provides `multiple factors that contribute to material fluctuations, we will quantify the impact of each factor where appropriate. The following is an example of our revised disclosures using the example the Staff referenced above:

The International Retail channel increased $69.5 million, or 26.9%, for the year ended December 31, 2011. International Retail increased primarily because of the introduction of the TEMPUR-CloudTM, which we believe appeals to a different group of consumers, in our International markets. The introduction of the TEMPUR-CloudTM contributed $55.9 million to the increase in net sales during 2011.

International gross profit for the year ended December 31, 2011 increased to $243.3 million from $197.1 million for the same period in 2010, an increase of $46.2 million, or 23.4%. The increase in International gross profit was principally driven by increased sales associated with the introduction of the Tempur Cloud. The gross profit margin in our International segment was 58.9% and 59.1% for the years ended December 31, 2011 and 2010, respectively. Our International gross profit margin was most significantly impacted by a 1.2% decrease driven by costs associated with an information technology upgrade at our manufacturing facility in Denmark during the third quarter of 2011. During the last six months of the year ended December 31, 2011, we experienced increased demand for our new products which, in combination with temporary productivity issues arising from the information technology upgrade, resulted in decreased inventory levels. As a result, we shipped product from North America thereby incurring incremental freight costs. Our International gross profit margin was also adversely impacted by a 0.8% decrease driven by higher commodity costs and a 0.1% decrease associated with increased floor model discounts related to new product launches, including the Tempur Cloud. These decreases in gross margin were partially offset by a 0.3% increase in improved efficiencies in manufacturing, a 0.9% increase in favorable mix and a 0.7% increase in fixed cost leverage related to higher production volumes.

Note 15 – Business Segment Information, page F-29

2.	We note your response to comments six and seven from our letter dated November 6, 2012. Please confirm that you will revise your future filings to disclose the amount of corporate overhead costs allocated to your North American segment for each period presented. Please also confirm that you will revise your future filings to disclose the nature of the items included in your inter-segment eliminations line item. Since it appears that the largest amount included in the inter-segment asset elimination line item relates to investments that the North American segment holds in International subsidiaries, please also disclose this fact and quantify the related amounts as of each balance sheet date. Please show us how you will revise your future filings accordingly. Please refer to ASC 280-10-50-31.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will disclose the amount of corporate overhead costs allocated to the North American segment, as well as the amount of investment in subsidiaries our North American segment holds in International subsidiaries that eliminate in consolidation. The following is an example of our revised disclosures:

The Company allocates certain corporate operating expenses to the North America segment, which were $55,718, $49,755 and $39,346 for the years ended December 31, 2011, 2010 and 2009, respectively. There were no material allocations of corporate operating expenses to the International segment for the years ended December 31, 2011, 2010 or 2009.

The Company’s North American and International segment assets include investments in subsidiaries which are appropriately eliminated in the Company’s consolidated financial statements. At December 31, 2011 and 2010, International investments in subsidiaries held by the North American segment were $249,091 and $172,452, respectively. North American investments in subsidiaries held by the International segment at December 31, 2011 and 2012 were $23,504 and $21,114, respectively. The remaining inter-segment eliminations are comprised of intercompany accounts receivable. The effect of the elimination of the investments in subsidiaries is included in the inter-segment eliminations as shown below.

Form 10-Q for the Period Ended September 30, 2012

Item IA. Risk Factors, page 41

3.	We note your response to comment 11 from our letter dated November 6, 2012. In the interest of providing greater transparency to investors about the evolution of your tax assessment from the Danish Tax Authority, please revise your future filings to explain the reasons why your total tax assessment has increased during the periods presented in a manner similar to that described in your response letter.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will explain the reasons our total tax assessment has increased during the periods presented with respect to the Danish Tax Authority. The following is an example of our revised disclosures:

During the fourth quarter of 2007, the Company received an income tax assessment from the Danish Tax Authority (“SKAT”) with respect to the 2001, 2002 and 2003 tax years, an assessment with respect to the 2004 tax year during the third quarter of 2010, and an assessment with respect to the 2005 tax year during the second quarter of 2011 ~~The Company has received income tax assessments from the Danish Tax Authority (“SKAT”) with respect to the 2001-2006 tax years~~, relating to the royalty paid by one of Tempur-Pedic International’s U.S. subsidiaries to a Danish subsidiary. In addition, during the second quarter of 2012, the Company received an income tax assessment with respect to the 2006 tax year of approximately $28.5 million. The position taken by SKAT could apply to subsequent years. The cumulative total tax assessment for all years is approximately $144.3 million including interest and penalties. The Company filed timely protests with the Danish National Tax Tribunal challenging the tax assessments. The National Tax Tribunal formally agreed to place the Danish tax litigation on hold pending the outcome of a Bilateral Advance Pricing Agreement (“Bilateral APA”) between the United States and SKAT. A Bilateral APA involves an agreement between the Internal Revenue Service (“IRS”) and the taxpayer, as well as a negotiated agreement with one or more foreign competent authorities under applicable income tax treaties. During the third quarter of 2008, we filed the Bilateral APA with the IRS and SKAT. U.S. and Danish competent authorities have met to discuss the Company’s Bilateral APA, and additional meetings are expected. SKAT and the IRS met several times since 2011, most recently in September 2012, to ~~negotiate~~ discuss the matter. There were no significant changes in the parties’ respective positions during 2012. The parties ~~and~~ have agreed to meet again in the spring of 2013 to continue the negotiation process. In the event the discussions and negotiations from that meeting do not yield a satisfactory result for us, the next step for the Company to resolve the matter would be to seek resolution of this issue through an administrative proceeding before the Danish National Tax Tribunal (the “Tribunal”). The Tribunal is a branch of SKAT that is independent of the discussions and negotiations that have taken place to date. If the Tribunal does not rule to the satisfaction of one or both parties, the party seeking redress may choose to litigate the issue in the Danish court system. If we move from the Bilateral APA process to the Tribunal or a proceeding in the Danish court system, the SKAT could require us to post a cash deposit or other security for taxes it has assessed in an amount to be negotiated, up to the full amount of the claim. We believe we have meritorious defenses to the proposed adjustments and will oppose the assessments before the Tribunal and in the Danish courts, as necessary. It is reasonably possible the amount of unrecognized tax benefits may change in the next twelve months. An estimate of the amount of such change cannot be made at this time. ~~In addition, if the Company is not successful in defending our position to SKAT, the Tribunal or in the Danish courts that the Company owes no additional taxes, the Company could be required to pay significant amounts to SKAT.~~ If the Company is not successful in defending our position to SKAT, the Tribunal or in the Danish courts that the Company owes no additional taxes, the Company could be required to pay significant amounts to SKAT, which could impair or reduce our liquidity and profitability.

In connection with the above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (859) 455-1221 with any questions you may have.

Sincerely,

/s/ Dale E. Williams

Dale E. Williams

Executive Vice President and Chief Financial Officer

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